Exhibit 99.1

SINA CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 18, 2013

On Monday, November 18, 2013, SINA Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (“AGM”) of Shareholders at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. The meeting will begin at 9:00 a.m. local time.

Only shareholders registered in the Company’s register of members at the close of business on September 20, 2013 (the “Record Date”) are entitled to receive notice of and vote at the AGM or any adjourned or postponed meeting thereof. At the AGM, following resolutions will be considered, and if thought fit, passed as ordinary resolutions:

“RESOLVED,

•                  THAT Mr. Ter Fung Tsao shall be re-elected as a director of the Company at this annual general meeting and retain office until the Company’s 2016 annual general meeting;

•                  THAT Mr. Yichen Zhang shall be re-elected as a director of the Company at this annual general meeting and retain office until the Company’s 2016 annual general meeting; and

•                  THAT the appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditors of the Company for the current fiscal year, which ends December 31, 2013, is and hereby be approved, confirmed and ratified.”

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Ter Fung Tsao and Mr. Yichen Zhang is set out in Appendix I hereto.

We cordially invite all shareholders to attend the AGM in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a shareholder of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card as promptly as possible, and in any event, not less than 48 hours before the time appointed for the holding of the AGM, in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the AGM. The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.   The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy card with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM. If your shares are held in “street name” and you wish to attend the AGM, you must notify your broker, bank or other nominee and obtain the proper documentation to vote your shares at the AGM.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://corp.sina.com.cn/eng/sina_rela_2_eng.htm, or by contacting Cathy Peng, Stock Administration Department, SINA Corporation, 20/F Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian, Beijing 100080, China, telephone +86-10-82628888.

By Order of the Board of Directors,

CHARLES CHAO
Chairman and Chief Executive Officer

Shanghai, China

October 2, 2013

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTORS STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Ter Fung Tsao has served as the Company’s director since March 1999. Mr. Tsao has served as Chairman of Standard Foods Corporation (formerly known as Standard Foods Taiwan Ltd.), a packaged food company, since 1986. Before joining Standard Foods Taiwan Ltd., Mr. Tsao worked in several positions within The Quaker Oats Company, a packaged food company, in the United States and Taiwan. Mr. Tsao received a B.S. in Civil Engineering from Cheng Kung University in Taiwan, an M.S. in Sanitary Engineering from Colorado State University, and a Ph.D. in Food and Chemical Engineering from Colorado State University.

Yichen Zhang has served as the Company’s director since May 2002. Since 2003, Mr. Zhang has been the Chairman and Chief Executive Officer of CITIC Capital Holdings Limited (“CCHL,” formerly known as CITIC Capital Markets Holdings Ltd.), a China-focused investment management and advisory firm. Prior to founding CITIC Capital, Mr. Zhang was an Executive Director of CITIC Pacific and President of CITIC Pacific Communications. He was previously a Managing Director at Merrill Lynch responsible for Debt Capital Market activities for the Greater China region. Mr. Zhang began his career at Greenwich Capital Markets in 1987 and became Bank of Tokyo’s Head of Proprietary Trading in New York in the early 1990s. Mr. Zhang returned to China in the mid 1990s and advised the Chinese Ministry of Finance and other Chinese agencies on the development of the domestic government bond market. Mr. Zhang is a graduate of Massachusetts Institute of Technology.